Filed by Timmins Gold Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under the Securities Exchange Act of 1934

Subject Company: Capital Gold Corp.

Commission File No. of Capital Gold Corp.: 001-34618

Suite 520 – 609 Granville Street

Vancouver, BC, V7Y 1G5

Tel.: (604) 682-4002

Fax: (604) 682-4003

February 11, 2011	TSX-V: TMM

NEWS RELEASE

TIMMINS GOLD FILES REGISTRATION STATEMENT TO PROVIDE

CAPITAL GOLD STOCKHOLDERS A DIRECT VOICE IN THE PROPOSED

MERGER OF EQUALS WITH TIMMINS

VANCOUVER, B.C. — Timmins Gold Corp. (TSX-V:TMM) (“Timmins Gold”) announces that on February 10, 2011 it filed a preliminary registration statement with the Securities and Exchange Commission (the “SEC”) in respect of its exchange offer to acquire all of the outstanding shares of common stock of Capital Gold Corporation (“Capital Gold”). Under the terms of the exchange offer, Capital Gold stockholders would receive 2.27 Timmins Gold common shares for each share of Capital Gold common stock. Based on the average of the respective closing share prices for the last 30 trading days, the exchange offer has a value of US$5.52 per Capital Gold share and exceeds the value of Gammon Gold’s offer by US$0.61 per Capital Gold share.

The exchange offer has not yet commenced in the United States or in Canada and will not commence until Timmins Gold mails the related prospectus/offer to exchange and letter of transmittal to Capital Gold stockholders.

Timmins Gold has also filed a preliminary consent solicitation statement with the SEC pursuant to which Timmins Gold seeks to remove and replace Capital Gold’s current board of directors with independent directors, each of whom is unaffiliated with Timmins Gold. Provisions of Delaware corporate law may preclude the exchange offer from being completed without approval of Capital Gold’s board and, therefore, Timmins Gold believes the consent solicitation is necessary to provide Capital Gold stockholders with a voice in the proposed merger of equals with Timmins Gold. Each of the nominees is committed to acting in the best interests of Capital Gold stockholders and will take an independent view with respect to Timmins Gold’s merger of equals proposal, the proposed sale of Capital Gold to Gammon Gold and all other matters.

Timmins Gold has also filed a preliminary proxy statement with the SEC in connection with Capital Gold’s special meeting of stockholders scheduled for March 18, 2011. The preliminary proxy statement urges Capital Gold stockholders to oppose the sale of Capital Gold to Gammon Gold and asks Capital Gold stockholders to vote “AGAINST” all of Capital Gold’s proposals in connection with the Gammon transaction.

Bruce Bragagnolo, Chief Executive Officer of Timmins Gold, said: “Despite our repeated attempts to conclude a friendly merger, Capital Gold has decided to cease all discussions with us, which has left us no choice but to take our offer directly to Capital Gold stockholders.” Mr.

Bragagnolo added, “We believe Capital Gold stockholders deserve the right to choose our superior offer over the Gammon transaction, and our exchange offer, together with our proxy solicitation and consent solicitation, gives them that opportunity.”

Capital Gold stockholders who have questions or need assistance should contact Timmins Gold’s proxy solicitor and information agent, Innisfree M&A Incorporated, toll-free at (877) 800-5182; banks and brokers should call: (212) 750-5833.

About Timmins Gold

Focused in Mexico, Timmins Gold Corp. became a gold producer in April 2010 with the commencement of commercial production at its wholly owned San Francisco Mine in Sonora, Mexico. In addition, the Company has an extensive portfolio of gold projects in Mexico.

Important Information

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release relates to a business combination transaction with Capital Gold proposed by Timmins Gold. This material is not a substitute for the prospectus/offer to exchange Timmins Gold has filed with the SEC regarding the exchange offer and will send or give to Capital Gold stockholders when the exchange offer is commenced or for any other document which Timmins Gold may file with the SEC and Canadian securities regulators and send to Timmins Gold or Capital Gold stockholders in connection with the exchange offer. INVESTORS AND SECURITY HOLDERS OF TIMMINS GOLD AND CAPITAL GOLD ARE URGED TO READ THE PROSPECTUS/OFFER TO EXCHANGE AND ANY OTHER DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. Such documents, as well as solicitation statements relating to the Consent Solicitation and the Proxy Solicitation, will be available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330, or at the web site maintained by the Canadian securities regulators at www.sedar.com, or by directing a request to Timmins Gold at Suite 520—609 Granville Street, Vancouver, BC, Canada V7Y-1G5.

Timmins Gold and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Capital Gold’s shareholders in respect of the proposed transaction with Capital Gold. Information regarding Timmins Gold’s directors and executive officers would be available in a prospectus/proxy statement Timmins Gold would file with the SEC and Canadian securities regulators regarding the proposed transaction if such a negotiated transaction with Capital Gold is reached or in another document that Timmins Gold may file with the SEC and Canadian securities regulators and send to Timmins Gold or Capital Gold shareholders in connection with the proposed transaction. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or other documents filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

Caution Regarding Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “plan,” “anticipate,” believe,” “estimate,” “predict,” “potential,” “opportunity” or “continue” or the negative of these terms or other comparable terminology. These statements are predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, production, reserves, level of activity, performance or achievements to be materially different from any future results, production, reserves, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Actual results could also differ materially because of factors such as Timmins Gold’s ability to promptly and effectively integrate the businesses of Capital Gold and Timmins Gold, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. While these forward-looking statements, and any assumptions upon which they are based, reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts:

Timmins Gold Corp.

Bruce Bragagnolo

CEO and Director

604-638-8980

bruce@timminsgold.com

www.timminsgold.com

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